SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s first quarter of
2015 financial and operating report

Mexico City, April 23, 2015 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2015.

We ended March with 368 million access lines after net additions of 125 thousand in the quarter. This figure includes 289.6 million were wireless subscribers, 34.5 million landlines, 22.3 million broadband accesses and 21.6 million PayTV units.

Brazil was our largest and fastest growing operation. We finished March with 108.3 million access lines, 5.8% more than the year before.

Our first quarter revenues totaled 220 billion pesos, 3.1% more than a year before in Mexican peso terms. At constant exchange rates service revenues were up 1.0% in the quarter (pro-forma).

Mobile data revenues continued to be the more important driver of growth, followed by PayTV, rising 12.0%, and 9.9%, respectively. Fixed broadband revenues increased 9.2%, while voice revenues continued their downward trend in both fixed and mobile platforms.

Consolidated EBITDA totaled 68.2 billion pesos in the quarter. At constant exchange rates it was down 2.1% year on year. The EBITDA margin stood at 31.0% of revenues.

Our operating profits declined 6.6% in Mexican peso terms as depreciation and amortization charges rose 1.6%. Our comprehensive financing cost reflected foreign exchange losses of 17.8 billion pesos, mostly on account of the sharp depreciation of the Brazilian real vs. the U.S. dollar in the quarter.

In the quarter we funded capital expenditures in the amount of 29.0 billion pesos and distributed 11.4 billion pesos to shareholders.

Our net debt ended March at 536 billion pesos. It was equivalent to 1.75 times LTM EBITDA.

América Móvil Fundamentals (IFRS)
	1Q15	1Q14	Var. %
EPS (Mex$) (1)	0.12	0.20	-40.3%
Earning per ADR (US$) (2)	0.16	0.31	-47.0%
Net Income (millions of Mex$)	8,227	14,215	-42.1%
Average Shares Outstanding (billion) (3)	67.84	70.02	-3.1%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On March 17th, we announced that our Board of Directors decided to submit for approval at the annual Shareholders’ meeting that will be held on April 30th, an ordinary dividend payment of MXP $0.26 per share payable in July and November, and an extraordinary dividend payment of MXP $0.30 to be paid in September. A proposal to increase the amount allocated for share repurchases by MXP $35 billion will also presented in the meeting.

On March 18th, we announced that we entered into an agreement in Mexico with Axtel and Avantel to settle all disputes regarding termination rates and related interconnection matters that started in 2005. In addition, disputed and outstanding amounts related to mobile termination services for the period from 2005 to 2014 have been paid by Telcel and Telmex and amounted to MXP$ 950 million. We also announced that Axtel and Telcel executed a reseller agreement for the commercialization by Axtel of mobile telecommunication services as an MVNO. Likewise, Axtel and Telmex executed a passive infrastructure-sharing services agreement.

On April 17th, our shareholders approved the spin-off of a new company called Telesites, S.A.B. de C.V., the assets of which mainly comprise approximately 10,800 towers and other passive infrastructure used by our wireless operations in Mexico. It will have a net debt of MXP$ 21 billion. We expect the spin-off to take effect by July.

Access Lines

We ended March with 368 million access lines, 125 thousand more than we had at the end of 2014, as we proceeded in the quarter with a cleanup of our client base in various countries. Altogether we had 289.6 million wireless subscribers, 34.5 million landlines, 22.3 million broadband accesses and 21.6 million PayTV units.

América Móvil’s Subsidiaries as of March 2015
Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	98.7%	Global Consolidation Method
	Sección Amarilla (1)	other	98.4%	Global Consolidation Method
	Telvista	other	89.4%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.7%	Global Consolidation Method
Brazil	Claro (2)	wireless	96.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	98.4%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless/wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.1%	Equity Method
Austria	Telekom Austria	wireless/wireline	59.7%	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.8%.

(2) On December 31, 2014, Embratel and Net merged into Claro of which América Móvil owns 79.2% through Telmex Internacional and 16.9% through Sercotel. As of February 2nd, reflects the acquisition of minority shareholders.

Brazil, our largest operation, had at the end of that month 108.3 million access lines, 5.8% more than the year before. Brazil was our fastest growing operation.

Wireless Subscribers

At the close of the quarter we had 290 million clients after net additions of 197 thousand subs, as we disconnected clients in some countries that were not meeting traffic standards. As for our postpaid base it increased 4.6% year-on-year to 60.1 million subscribers, after net gains of 592 thousand clients in the quarter, including 273 thousand in Mexico and 240 thousand in Brazil. Central America was our fastest growing region in postpaid—15.3%—with Brazil and Mexico expanding at an 8.8% and 7.2% rate respectively.

Brazil is now almost as large as Mexico in terms of wireless subscribers. Colombia contributes 10.3% of our subs followed by TracFone in the US with 8.9%. Altogether our operations in the Argentinean block represent approximately 7.6%, while those in Europe and the ones in the Central America-Caribbean block each account for 7%.

Wireless Subscribers as of March 2015
	Total(1) (Thousands)
Country	Mar'15	Dec'14	Var.%	Mar'14	Var.%
Argentina, Paraguay and Uruguay	21,900	22,000	-0.5%	21,936	-0.2%
Austria & CEE	19,994	20,008	-0.1%	19,988	0.0%
Brazil	71,942	71,107	1.2%	68,749	4.6%
Central America & Caribbean	19,465	19,065	2.1%	23,409	-16.8%
Chile	5,854	5,754	1.7%	5,870	-0.3%
Colombia	29,834	29,776	0.2%	29,210	2.1%
Ecuador	10,505	11,772	-10.8%	12,145	-13.5%
Mexico	72,074	71,463	0.9%	73,343	-1.7%
Peru	12,390	12,498	-0.9%	12,030	3.0%
USA	25,688	26,006	-1.2%	25,511	0.7%
Total Wireless Lines	289,646	289,449	0.1%	292,192	-0.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

*Includes Panama’s wireless subscribers.

Fixed Revenue Generating Units

At the end of March we had 78.3 million RGUs, after disconnecting 674 thousand broadband accesses in Mexico as we changed our churn policy. On a year-on-year comparison, our fixed-RGU base increased by 4.6%, with PayTV units expanding 7.0%, broadband accesses rising 5.0% and fixed lines growing 3.0%.

Nearly half of the RGUs—46%—were in Brazil, with Mexico accounting for 28%, Colombia 7%, and both Central America and Europe (Telekom Austria) slightly less than 6%.

Fixed-Line and Other Accesses (RGUs) as of March 2015
	Total (Thousands)
Country	Mar'15	Dec'14	Var.%	Mar'14	Var.%
Argentina, Paraguay and Uruguay	588	595	-1.2%	568	3.5%
Austria & CEE	4,458	4,402	1.3%	4,226	5.5%
Brazil	36,346	36,096	0.7%	33,597	8.2%
Central America & Caribbean	7,084	6,953	1.9%	6,632	6.8%
Chile	1,224	1,231	-0.6%	1,200	2.0%
Colombia	5,471	5,307	3.1%	4,932	10.9%
Ecuador	357	343	3.8%	322	10.6%
Mexico	21,554	22,250	-3.1%	22,311	-3.4%
Peru	1,257	1,233	1.9%	1,091	15.2%
Total RGUs	78,339	78,412	-0.1%	74,880	4.6%

América Móvil Consolidated Results

In the first quarter of the year we saw some strong job growth indicators in the U.S. that buoyed expectations of a more rapid economic expansion in that country and possibly also in the rest of the world, helped along by quantitative easing in Europe and by oil prices that remained depressed worldwide. There appeared to be a good chance that economic activity would pick up in the industrialized world.  Whereas such improvement would potentially benefit Latin American countries it would also lead to greater financial volatility in anticipation of interest rates being raised in the U.S., which in turn could negatively affect the region.

Our consolidated revenues were up 3.1% in peso terms from a year before to 220 billion pesos, with service revenues rising 0.6%, while our EBITDA declined 3.1% relative to the prior year to 68.2 billion pesos as our consolidated EBITDA margin came down to 31%.  At constant exchange rates service revenues rose 1.0% and EBITDA fell 2.1%. The deceleration observed by service revenues reflects among other things the impact of the various regulatory measures implemented in Mexico including the elimination of termination charges for calls that terminate on our networks, and of national roaming and long distance charges (the latter ones from January 1st) on both the mobile and fixed-line platforms.

In Latin America data revenues increased 14.9% on the mobile platform and 10.8% on the fixed one at constant exchange rates, with PayTV revenues climbing 9.9% and voice revenues down 10.5% in both the mobile and fixed-line platforms.

The South American block continued to be the main driver of service revenue growth—4.6% year on year at constant exchange rates—followed by Central America and the Caribbean with 3.8%. whereas in Mexico they were down 6.0% on account of the measures mentioned above.  In the U.S. service revenues rose 7.3% and in Europe they were flat (at constant exchange rates).

América Móvil’s Income Statement (IFRS) Pro-forma* Millions of Mexican pesos
	1Q15	1Q14	Var.%
Service Revenues	193,755	192,630	0.6%
Equipment Revenues	26,281	20,801	26.3%
Total Revenues	220,036	213,431	3.1%
Cost of Service	67,012	64,088	4.6%
Cost of Equipment	34,195	31,238	9.5%
Selling, General & Administrative Expenses	48,763	45,637	6.8%
Others	1,818	2,011	-9.6%
Total Costs and Expenses	151,788	142,974	6.2%
EBITDA	68,248	70,457	-3.1%
% of Total Revenues	31.0%	33.0%
Depreciation & Amortization	30,534	30,064	1.6%
EBIT	37,714	40,393	-6.6%
% of Total Revenues	17.1%	18.9%
Net Interest Expense	6,326	6,374	-0.8%
Other Financial Expenses	57	2,890	-98.0%
Foreign Exchange Loss	17,833	-79	n.m.
Comprehensive Financing Cost (Income)	24,217	9,185	163.6%
Income & Deferred Taxes	4,397	16,550	-73.4%
Net Income before Minority Interest and Equity	9,101	14,657	-37.9%
Participation in Results of Affiliates minus
Equity Participation in Results of Affiliates**	6	-29	121.0%
Minority Interest	-879	-413	-112.9%
Net Income	8,227	14,215	-42.1%
* All periods include Telekom Austria Group results pro-forma ** Includes KPN n.m. Not meaningful

Our operating profit was down 6.6% from the prior year to 37.7 billion pesos, after taking into account depreciation and amortization charges that rose 1.6%. Our comprehensive financing cost stood at 24.2 billion pesos as we incurred foreign exchange losses of 17.8 billion pesos, mostly on account of the sharp depreciation of the Brazilian real vs. the U.S. dollar, the value of which shot up 21% in the quarter in reai terms. Foreign exchange losses arose from intercompany loans; the currency position vis-à-vis third parties presented a net gain of 7.2 billion pesos.

We obtained a net profit of 8.2 billion pesos in the quarter. It was equivalent to 12 peso cents per share or 16 dollar cents per ADR.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Mar '15	Dec '14	Var.%		Mar '15	Dec '14	Var%
Current Assets				Current Liabilities
Cash & Securities	56,209	66,474	-15.4%	Short Term Debt**	90,599	57,324	58.0%
Accounts Receivable	163,189	168,120	-2.9%	Accounts Payable	232,551	254,000	-8.4%
Other Current Assets	23,700	17,884	32.5%	Other Current Liabilities	63,681	67,106	-5.1%
Inventories	33,568	35,930	-6.6%		386,831	378,430	2.2%
	276,667	288,408	-4.1%

Non Current Assets				Non Current Liabilities
Plant & Equipment	558,620	595,596	-6.2%	Long Term Debt	501,746	539,067	-6.9%
Investments in Affiliates	45,255	49,263	-8.1%	Other Liabilities	120,109	120,555	-0.4%
					621,854	659,622	-5.7%
Deferred Assets
Goodwill (Net)	135,525	138,657	-2.3%
Intangible Assets	101,573	106,812	-4.9%	Shareholder's Equity	210,195	238,946	-12.0%
Deferred Assets	101,240	98,261	3.0%

Total Assets	1,218,880	1,276,997	-4.6%	Total Liabilities and Equity	1,218,880	1,276,997	-4.6%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt.

Our net debt, 536 billion pesos, was up slightly from December, 530 billion, and was equivalent to 1.75 times LTM EBITDA. Our capital expenditures reached 29.0 billion pesos and our share buybacks and dividends 11.4 billion pesos.

Financial Debt of América Móvil* Millions of U.S. dollars equivalent
	Dec-14	Mar-15
Peso - denominated debt	5,783	6,660
Bonds and other securities	5,762	5,525
Banks and others	21	1,136
U.S. Dollar - denominated debt	16,026	15,510
Bonds and other securities	15,727	12,670
Banks and others	299	2,840
Debt denominated in other currencies	18,712	16,917
Bonds and other securities	17,657	15,978
Banks and others	1,055	939
Total Debt	40,521	39,088
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. *Pro-forma

Mexico

We gained 611 thousand clients in the first quarter—273 thousand of which were postpaid subscribers, our best performance in at least two years—to end March with 72.1 million wireless subs. Our postpaid base increased 7.2% from the year-earlier quarter. On the fixed line platform we lost 757 thousand accesses, most of them broadband accesses, to finish the period with 21.6 million accesses. The reduction in broadband accesses was due to a change in the policy for recognition of active clients.

Revenues totaled 66.6 billion pesos and were down 1.9%, with service revenues falling 6.0% on account of the various regulatory measures implemented since last year, including the elimination of national long distance charges that took effect at the beginning of the year. Whereas voice revenues plummeted given the above, data revenues expanded at a solid pace: 9.7% on mobile and 8.8% on the fixed-line platform. Mobile data revenues now account for 53.3% of mobile service revenues.

EBITDA came in at 27.8 billion pesos and was equivalent to 41.7% of revenues.  Relative to the prior year it was down 7.7%.

We continued with the rollout of our 4G LTE network that reaches now over 70 million people. As for mobile number portability, we kept a positive balance in the quarter.

We are proceeding with the spin-off of approximately 10,800 towers and other passive infrastructure used by Telcel. The new company, Telesites, will have MXP $21 billion of net debt.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	1Q15	1Q14	Var.%
Total Revenues	66,562	67,829	-1.9%
Wireless Revenues	43,084	43,920	-1.9%
Service Revenues	33,685	36,763	-8.4%
Equipment Revenues	9,444	7,279	29.7%
Fixed Line and Other Revenues	24,938	26,128	-4.6%
EBITDA	27,771	30,091	-7.7%
% total revenues	41.7%	44.4%
EBIT	21,343	23,825	-10.4%
%	32.1%	35.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	72,074	73,343	-1.7%
Postpaid	10,229	9,546	7.2%
Prepaid	61,845	63,797	-3.1%
MOU	253	265	-4.4%
ARPU (MxP)	156	166	-6.0%
Churn (%)	3.8%	3.9%	(0.2)
Revenue Generating Units (RGUs) *	21,554	22,311	-3.4%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

We finished March with 21.9 million wireless subscribers after net disconnections of 100 thousand clients in the quarter. We also had 588 thousand fixed RGUs, 3.5% more than a year ago.

First quarter revenues reached 6.7 billion Argentinean pesos and were up 33.8% year-on-year. Wireless service revenues rose 24.3% on the back of mobile data revenues that rose 32.8%. Fixed line revenues of 429 million Argentinean pesos expanded 18.7% relative to the year before.

EBITDA for the quarter was 2.3 billion Argentinean pesos, up 41.8%. The EBITDA margin was equivalent to 33.6% of revenues, 1.9 percentage points higher than in the year-earlier quarter.

In the first quarter, we had a positive balance from mobile number portability in Argentina.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	1Q15	1Q14	Var.%
Total Revenues	6,746	5,043	33.8%
Wireless Revenues	6,353	4,723	34.5%
Service Revenues	4,714	3,792	24.3%
Equipment Revenues	1,637	931	75.8%
Fixed Line and Other Revenues	429	361	18.7%
EBITDA	2,269	1,600	41.8%
% total revenues	33.6%	31.7%
EBIT	1,830	1,290	41.8%
%	27.1%	25.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	21,900	21,936	-0.2%
Postpaid	2,750	2,925	-6.0%
Prepaid	19,150	19,011	0.7%
MOU	121	132	-8.6%
ARPU (ARP)	71	57	24.5%
Churn (%)	2.4%	2.5%	(0.1)
Revenue Generating Units (RGUs) *	588	568	3.5%
* Fixed Line, Broadband and PayTV.

Brazil

In the first quarter we added 611 thousand mobile subscribers, 240 thousand of which were postpaid clients, and finished the quarter with 71.9 million subs, 4.6% more than a year before, with the postpaid base advancing 8.8%. On the fixed-line platform we reached 36.3 million RGUs, 8.2% more than a year before, having gained 250 thousand in the period.

Total revenues were up 4.9% to 9.0 billion reais, with service revenues expanding slightly faster, 5.0%. Mobile data revenues are leading the way with a 30.0% year-on-year increase, followed by fixed broadband revenues, up 12.5%, and by PayTV with 9.5%. Fixed and mobile voice revenues were both down, with the latter reflecting the impact of the reduction of interconnection rates. Revenues on the fixed-line platform—they account for two thirds of our total revenues in the country—expanded 7.4% from the year-earlier quarter.

EBITDA was up 4.1% from the prior year to 2.3 billion reais,. The EBITDA margin remained practically unchanged in the period.

Following the merger of Claro, Embratel and Net Serviços that took place at the end of 2014, we have been working on integrating the operating and commercial structures of all companies to become more cost efficient.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	1Q15	1Q14	Var.%
Total Revenues	9,013	8,594	4.9%
Wireless Revenues	3,035	3,024	0.3%
Service Revenues	2,712	2,743	-1.1%
Equipment Revenues	321	280	14.7%
Fixed Line and Other Revenues	5,979	5,569	7.4%
EBITDA	2,329	2,237	4.1%
% total revenues	25.8%	26.0%
EBIT	387	500	-22.7%
%	4.3%	5.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

To make it comparable, there were some adjustments in 1Q14 that resulted from the merger of all companies into Claro.

Brazil Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	71,942	68,749	4.6%
Postpaid	15,892	14,605	8.8%
Prepaid	56,050	54,144	3.5%
MOU	81	122	-33.7%
ARPU (BrL)	13	15	-14.2%
Churn (%)	3.1%	3.2%	(0.2)
Revenue Generating Units (RGUs) *	36,346	33,597	8.2%
* Fixed Line, Broadband and Television

Chile

After net gains of 100 thousand subs in the quarter we ended March with 5.9 million wireless clients, practically flat compared to the previous year. Fixed RGUs increased 2.0% over the year and we finished the quarter with 1.2 million.

First quarter revenues of 177.4 billion Chilean pesos declined 2.7% in annual terms as a result of a 15.4% drop in wireless voice revenues linked to mobile termination rate cuts. Data revenues were up 16.9% in the fixed platform and 8.9% in the wireless one. Altogether fixed line revenues expanded 17.7% to 69.9 billion Chilean pesos; they represent 37.4% of revenues.

EBITDA of 10.9 billion Chilean pesos was down 2.4% and the EBITDA margin stood at 6.1% of revenues.

We are expanding the reach of our 4G-LTE network which is today available in the most important cities in the country.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	1Q15	1Q14	Var.%
Total Revenues	177,387	182,233	-2.7%
Wireless Revenues	116,914	125,011	-6.5%
Service Revenues	98,124	104,883	-6.4%
Equipment Revenues	18,928	20,302	-6.8%
Fixed Line and Other Revenues	69,893	59,379	17.7%
EBITDA	10,891	11,157	-2.4%
% total revenues	6.1%	6.1%
EBIT	-39,326	-36,658	-7.3%
%	-22.2%	-20.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	5,854	5,870	-0.3%
Postpaid	1,385	1,350	2.6%
Prepaid	4,469	4,520	-1.1%
MOU	156	173	-9.9%
ARPU (ChP)	5,710	6,426	-11.1%
Churn (%)	5.5%	5.0%	0.4
Revenue Generating Units (RGUs) *	1,224	1,200	2.0%
* Fixed Line, Broadband and Television

Colombia

We had 35.3 million access lines in Colombia at the end of March of which 29.8 million were wireless subscribers, up 2.1% relative to the prior year, and 5.5 million were fixed RGUs, 10.9% greater than those of the year-earlier quarter.

Our revenues rose 3.0% year-on-year to 2.9 trillion Colombian pesos, with fixed-line revenues expanding 13.9% —they now account for 22.3% of the total—and wireless revenues nearly flat at 0.9%.  Mobile data and PayTV were the main drivers of revenue growth, with 17.8% and 16.1% respectively, followed by fixed broadband at 12.2% and fixed voice revenues at 7.7%.  Mobile voice revenues continued their downward trend.

EBITDA of 1.1 trillion Colombian pesos was nearly flat year-on-year, while the EBITDA margin was slightly down, to 39.3% of revenues from 40.1% the prior year.

We continue to increase the coverage of our 4G-LTE network which already processes an important portion of our data traffic.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	1Q15	1Q14	Var.%
Total Revenues	2,854	2,772	3.0%
Wireless Revenues	2,228	2,208	0.9%
Service Revenues	1,714	1,817	-5.7%
Equipment Revenues	502	381	31.7%
Fixed Line and Other Revenues	639	561	13.9%
EBITDA	1,122	1,112	0.9%
% total revenues	39.3%	40.1%
EBIT	745	751	-0.8%
%	26.1%	27.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers* (thousands)	29,834	29,210	2.1%
Postpaid	5,840	5,804	0.6%
Prepaid	23,994	23,406	2.5%
MOU	220	209	5.1%
ARPU (COP)	19,067	20,755	-8.1%
Churn (%)	3.9%	4.0%	(0.1)
Revenue Generating Units (RGUs)**	5,471	4,932	10.9%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television

Ecuador

Our wireless subscriber base was down 13.5% year-on-year to 10.5 million at the end of March after disconnecting 1.3 million subscribers in the quarter that were not generating traffic. Our postpaid subscriber base was up 1.7% on the year. On the fixed line platform we had 357 thousand RGUs, 10.6% more than a year before.

At 410 million dollars first quarter revenues were down 3.5% from a year before, mostly as a result of a 6.4% fall in wireless voice revenues brought about by a sharp decline in the average price per minute of voice, which plummeted 19.3%. The reduction in the average price per minute of voice helped bring about a 29% increase in MOUs, which reached its peak level ever: 195 minutes per user per month.  Fixed line revenues increased 5.6% from a year before.

EBITDA of 175 million dollars was 11.4% lower than that of the year-earlier quarter. This reduction is partly linked to an increase in overall subscriber acquisition costs in a market that has become more competitive.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	1Q15	1Q14	Var.%
Total Revenues	410	425	-3.5%
Wireless Revenues	397	412	-3.8%
Service Revenues	350	365	-4.1%
Equipment Revenues	47	47	-1.3%
Fixed Line and Other Revenues	16	15	5.6%
EBITDA	175	198	-11.4%
% total revenues	42.8%	46.6%
EBIT	126	148	-15.1%
%	30.6%	34.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	10,505	12,145	-13.5%
Postpaid	2,396	2,357	1.7%
Prepaid	8,108	9,788	-17.2%
MOU	195	151	29.1%
ARPU (US$)	11	10	4.2%
Churn (%)	6.9%	2.3%	4.6
Revenue Generating Units (RGUs) *	357	322	10.6%
* Fixed Line, Broadband and Television

Peru

At the end of the quarter, we had 12.4 million wireless subscribers, 3.0% more than in the same period of the prior year, with our postpaid base rising 8.5%. We disconnected 108 thousand clients in the period that were not generating traffic. On the fixed-line platform, our RGUs increased 15.2% to 1.3 million.

Our revenues rose 7.3% annually to 1.4 billion soles. On the wireless platform, voice revenues increased 4.0% and data revenues expanded 12.1%. Albeit from a small base, fixed voice revenues expanded 11.8% year-on-year and now account for 14.0% of our revenues.

EBITDA came down 17.1% from a year before to 399 million soles as the result of higher subscriber acquisition and retention costs, in a more competitive environment.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	1Q15	1Q14	Var.%
Total Revenues	1,358	1,266	7.3%
Wireless Revenues	1,168	1,098	6.4%
Service Revenues	1,005	944	6.4%
Equipment Revenues	159	149	6.6%
Fixed Line and Other Revenues	190	168	12.8%
EBITDA	399	482	-17.2%
% total revenues	29.4%	38.1%
EBIT	249	333	-25.3%
%	18.3%	26.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	12,390	12,030	3.0%
Postpaid	3,886	3,582	8.5%
Prepaid	8,504	8,449	0.7%
MOU	151	133	13.5%
ARPU (Sol)	27	26	2.0%
Churn (%)	4.8%	4.1%	0.7
Revenue Generating Units (RGUs) *	1,257	1,091	15.2%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our operations in the Central America-Caribbean block finished March with 26.5 million access lines including 19.5 million wireless subscribers and 7.1 million fixed RGUs. We added in the quarter 400 thousand wireless subscribers and 132 thousand new RGUs.

First quarter revenues of 997 million dollars were 2.7% higher than in the year-earlier quarter. At constant exchange rates service revenues were up 3.8% mostly buoyed by data revenues that increased 11.1% on the wireless platform and 6.1% on the fixed, and PayTV revenues that expanded 15.1%. Wireless voice revenues came in 1.2% above those of the prior year and fixed voice revenues continued their declining trend.

The period’s EBITDA was 316 million dollars, slightly below that of the precedent year, with an EBITDA margin that stood at 31.7% of revenues. The annual comparison is affected by an adjustment in Puerto Rico’s EBITDA in 1Q14 linked to our pension obligations, in absence of which our EBITDA would have risen around 13%.

INCOME STATEMENT (IFRS) - Central America and The Caribbean Millions of Dollars
	1Q15	1Q14	Var.%
Total Revenues	997	971	2.7%
Wireless Revenues	606	581	4.3%
Service Revenues	559	539	3.8%
Equipment Revenues	47	43	10.0%
Fixed Line and Other Revenues	393	390	0.4%
EBITDA	316	318	-0.8%
% total revenues	31.7%	32.8%
EBIT	88	70	26.0%
%	8.8%	7.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and The Caribbean Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	19,465	23,409	-16.8%
Postpaid	3,560	3,211	10.9%
Prepaid	15,905	20,199	-21.3%
MOU	216	181	19.4%
ARPU (US$)	10	8	25.3%
Churn (%)	5.1%	4.0%	1.1
Revenue Generating Units (RGUs) *	7,084	6,632	6.8%
* Fixed Line, Broadband and Television

United States

We finished March with 25.7 million clients following a clean-up of our subscriber base that led us to disconnect 318 thousand subscribers mostly from our Lifeline program.

Revenues climbed 9.5% to 1.8 billion dollars in the period, with service revenues rising 7.3%. ARPU of 20 dollars was up 4.0% in annual terms.

Our EBITDA was slightly down, 1.9%, to 214 million dollars. The reduction in EBITDA is linked to the launch of our new brand TotalWireless. The EBITDA margin  was equivalent to 11.8% of revenues.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	1Q15	1Q14	Var.%
Total Revenues	1,816	1,659	9.5%
Service Revenues	1,573	1,465	7.3%
Equipment Revenues	243	193	25.9%
EBITDA	214	218	-1.9%
% total revenues	11.8%	13.1%
EBIT	203	210	-3.4%
%	11.2%	12.7%

United States Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	25,688	25,511	0.7%
MOU	524	528	-0.8%
ARPU (US$)	20	19	4.0%
Churn (%)	4.5%	3.8%	0.7

Telekom Austria Group

Telekom Austria ended the first quarter with 24.5 million access lines, 1.0% over the prior year; 20 million were wireless subscribers, including 5.4 million in Austria, 4.9 million in Belarus and 4.3 in Bulgaria.

First quarter revenues were up 0.8% from the year-earlier quarter to 1.0 billion euros. Operating revenues slightly improved the negative trend to 2.0% supported by revenue growth in Croatia and improved trends in Austria.

Adjusted EBITDA increased 7.2% from the year before on the back of strong operational performance in Austria and Belarus; it now represents 33.5% of revenues.

INCOME STATEMENT (IFRS) - Telekom Austria Group Millions of Euros
	1Q15	1Q14	Var.%
Total Revenues	1,000	992	0.8%
Wireless Revenues	655	644	1.8%
Service Revenues	536	561	-4.3%
Equipment Revenues	75	67	11.8%
Fixed Line and Other Revenues	344	348	-1.1%
EBITDA	335	312	7.2%
% total revenues	33.5%	31.5%
EBIT	140	97	43.5%
%	14.0%	9.8%

Telekom Austria Group Operating Data (IFRS)
	1Q15	1Q14	Var.%
Wireless Subscribers (thousands)	19,994	19,988	0.0%
Postpaid	14,164	14,055	0.8%
Prepaid	5,831	5,933	-1.7%
MOU	295	295	-0.1%
ARPU (Euros)	10	13	-21.3%
Churn (%)	1.9%	2.0%	(0.0)
Revenue Generating Units (RGUs) *	4,458	4,226	5.5%
* Fixed Line, Broadband and Television

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EDGE	Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS
(Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings
per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

GSM	Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net
subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk	Enables compatible mobile phones to function like two-way radios.

SMS	Short Message Service.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	1Q15	1Q14	Var.%	Jan - Mar 15	Jan - Mar 14	Var.%
Mexico
EoP	15.15	13.08	15.8%	15.15	13.08	15.8%
Average	14.93	13.24	12.8%	14.93	13.24	12.8%
Brazil
EoP	3.21	2.26	41.8%	3.21	2.26	41.8%
Average	2.86	2.36	21.2%	2.86	2.36	21.2%
Argentina
EoP	8.82	8.00	10.2%	8.82	8.00	10.2%
Average	8.69	7.62	14.1%	8.69	7.62	14.1%
Chile
EoP	627	551	13.7%	627	551	13.7%
Average	624	551	13.2%	624	551	13.2%
Colombia
EoP	2,576	1,965	31.1%	2,576	1,965	31.1%
Average	2,465	2,005	22.9%	2,465	2,005	22.9%
Guatemala
EoP	7.64	7.73	-1.1%	7.64	7.73	-1.1%
Average	7.64	7.78	-1.9%	7.64	7.78	-1.9%
Honduras
EoP	22.06	20.90	5.6%	22.06	20.90	5.6%
Average	21.89	20.82	5.1%	21.89	20.82	5.1%
Nicaragua
EoP	26.92	25.64	5.0%	26.92	25.64	5.0%
Average	26.76	25.48	5.0%	26.76	25.48	5.0%
Costa Rica
EoP	539	554	-2.6%	539	554	-2.6%
Average	542	533	1.6%	542	533	1.6%
Peru
EoP	3.10	2.81	10.3%	3.10	2.81	10.3%
Average	3.06	2.81	8.9%	3.06	2.81	8.9%
Paraguay
EoP	4,799	4,437	8.2%	4,799	4,437	8.2%
Average	4,754	4,526	5.0%	4,754	4,526	5.0%
Uruguay
EoP	25.71	22.67	13.4%	25.71	22.67	13.4%
Average	24.78	22.19	11.7%	24.78	22.19	11.7%
Dominican Republic
EoP	44.76	43.16	3.7%	44.76	43.16	3.7%
Average	44.78	43.18	3.7%	44.78	43.18	3.7%
Austria & CEE
EoP	0.93	0.73	28.3%	0.93	0.73	28.3%
Average	0.89	0.73	21.6%	0.89	0.73	21.6%

	1Q15	1Q14	Var.%	Jan - Mar 15	Jan - Mar 14	Var.%
USA
EoP	0.07	0.08	-13.7%	0.07	0.08	-13.7%
Average	0.07	0.08	-11.4%	0.07	0.08	-11.4%
Brazil
EoP	0.21	0.17	22.4%	0.21	0.17	22.4%
Average	0.19	0.18	7.4%	0.19	0.18	7.4%
Argentina
EoP	0.58	0.61	-4.9%	0.58	0.61	-4.9%
Average	0.58	0.58	1.1%	0.58	0.58	1.1%
Chile
EoP	41.3	42.1	-1.9%	41.3	42.1	-1.9%
Average	41.8	41.6	0.3%	41.8	41.6	0.3%
Colombia
EoP	170.0	150.2	13.2%	170.0	150.2	13.2%
Average	165.1	151.5	9.0%	165.1	151.5	9.0%
Guatemala
EoP	0.50	0.59	-14.6%	0.50	0.59	-14.6%
Average	0.51	0.59	-13.0%	0.51	0.59	-13.0%
Honduras
EoP	1.46	1.60	-8.9%	1.46	1.60	-8.9%
Average	1.47	1.57	-6.8%	1.47	1.57	-6.8%
Nicaragua
EoP	1.78	1.96	-9.3%	1.78	1.96	-9.3%
Average	1.79	1.93	-6.9%	1.79	1.93	-6.9%
Costa Rica
EoP	35.57	42.31	-15.9%	35.57	42.31	-15.9%
Average	36.30	40.29	-9.9%	36.30	40.29	-9.9%
Peru
EoP	0.20	0.21	-4.8%	0.20	0.21	-4.8%
Average	0.20	0.21	-3.5%	0.20	0.21	-3.5%
Paraguay
EoP	316.7	339.1	-6.6%	316.7	339.1	-6.6%
Average	318.4	341.9	-6.9%	318.4	341.9	-6.9%
Uruguay
EoP	1.70	1.73	-2.1%	1.70	1.73	-2.1%
Average	1.66	1.68	-1.0%	1.66	1.68	-1.0%
Dominican Republic
EoP	2.95	3.30	-10.5%	2.95	3.30	-10.5%
Average	3.00	3.26	-8.1%	3.00	3.26	-8.1%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer